# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Range Capital Acquisition Corp., CIK 0002035644
CUSIP: G7375C108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 44 Main Street, Cold Spring Harbor, New York (NY), 11724
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002049484

## Reporting persons
- Range Capital Acquisition Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,036,458; shared voting power 0; sole dispositive power 4,036,458; shared dispositive power 0; aggregate amount beneficially owned 4,036,458 (25.2% of the class)
- Tim Rotolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,036,458; shared voting power 0; sole dispositive power 4,036,458; shared dispositive power 0; aggregate amount beneficially owned 4,036,458 (25.2% of the class)

## Item 1. Issuer
Name of issuer: Range Capital Acquisition Corp.
Address of issuer's principal executive offices: 44 Main Street, Cold Spring Harbor, NY 11724

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
Range Capital Acquisition Sponsor, LLC
Tim Rotolo
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 44 Main Street, Cold Spring Harbor, NY 11724.
Citizenship: Range Capital Acquisition Sponsor, LLC is Delaware limited liability company, Tim Rotolo is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,036,458
Percent of class: 25.2%
Sole power to vote or to direct the vote: 4,036,458
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,036,458
Shared power to dispose or to direct the disposition:
0; Range Capital Acquisition Sponsor, LLC (the "Sponsor") holds 4,036,458 ordinary shares, par value $0.0001 per share, representing approximately 25.2% of the outstanding Ordinary Shares.

The securities described above are held directly by the Sponsor and indirectly by Tim Rotolo as manager of the Sponsor. Mr. Rotolo disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The aggregate percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is calculated based upon 16,037,500 Ordinary Shares outstanding as of January 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 24, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Range Capital Acquisition Sponsor, LLC: Jason Simon, Attorney-in-Fact* (02/13/2025)
- Tim Rotolo: Jason Simon, Attorney-in-Fact* (02/13/2025)
Comment: * The Powers of Attorney given by each of Range Capital Acquisition Sponsor, LLC and Tim Rotolo were previously filed as exhibits 24.1 to the Form 3s filed by Range Capital Acquisition Sponsor, LLC and Tim Rotolo with the SEC on December 19, 2024, respectively, and are herein incorporated by reference.